SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                 WRITER'S E-MAIL ADDRESS
     212-839-5531                                        ckaplan@sidley.com




                                January 7, 2005


Ms. Hanna Teshome
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
430 Fifth Street, N.W., Mail Stop 0305
Washington, D.C.  20549-0305

          Re: CSFB Asset Repackaging Depositor LLC (the "Company") Registration Statement on Form S-3, File No. 333-121295, Filed on December 7, 2004
               --------------------------------------------------------

Dear Ms. Teshome:

     Thank you for your voicemail message on December 28, 2004, regarding the above-referenced matter. In particular, you requested clarification on the explanation of "interest rate option" that we provided to you in a facsimile on December 23, 2004. In that transmission, we described an `interest rate option" as "a contract which gives one party (the buyer) the right, but not the obligation, to receive from or pay to another party (the seller) a specific interest rate on a predetermined principal for a predetermined period of time."

     As indicated on page 39 of the base prospectus, the applicable prospectus supplement will describe the specific terms of each transaction under the applicable swap agreement. The registrant does, however, agree that, unless otherwise permitted by the Staff, it will not include as an asset of a trust an interest rate option in which the reference obligation is an equity security.



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

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Ms. Hanna Teshome
January 7, 2005
Page 2


     Should you require any further information, please feel free to call the undersigned at (212) 839-5531.

     Thank you for your continued attention to this matter.


                                             Sincerely,


                                             /s/ Cathy M. Kaplan


                                             Cathy M. Kaplan



cc:  Helena Willner, Esq.


CMK/ekc